Exhibit 99.2

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or The Netherlands

20  February 2003

SIX CONTINENTS PLC’S RESPONSE TO CAPITAL MANAGEMENT & INVESTMENT PLC ANNOUNCEMENT

The Board of Six Continents PLC (“Six Continents”) notes the announcement by Capital Management and Investment PLC (“CMI”) issued today. To date no proposal has been received by Six Continents or its shareholders, nor have any discussions taken place on the basis of any offer to be made by CMI for Six Continents.

Six Continents’ proposed demerger and return of capital has been implemented following extensive discussions with its shareholders. It will allow both businesses to develop in a focussed manner for the benefit of all shareholders.

In its announcement CMI has chosen to ignore the fact that in terms of total shareholder return Six Continents has outperformed the FTSE 100 over the last 1, 2, 3, 5 and 10 years.

CMI has proposed a plan with regard to the hotels business when it has no experience in the sector nor in the management of global brands. Their approach is fundamentally flawed and will not maximise value for shareholders.

CMI refers to the application of secured real estate financing techniques, all of which will be available to Mitchells & Butlers PLC (“MAB”) and InterContinental Hotels Group PLC (“IHG”) post demerger. It is worth noting that, in October 2002, Sun Capital (run by Hugh Osmond) put forward a proposal to finance Six Continents’ Retail business. The Board was advised by Schroder Salomon Smith Barney that, as a result of the unattractive terms of the proposal, material value would have been transferred from Six Continents shareholders to Sun Capital.

If CMI makes a formal proposal the Board of Six Continents will advise shareholders of the appropriate action to take.

Ends

For further information, please contact:

Tim Clarke	Tel: 020 7409 1919

Richard North	Tel: 020 7409 1919

Fiona Antcliffe	Tel: 020 7404 5959

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney"), is acting as sponsor to IHG and MAB and as financial adviser to Six Continents and to nobody else in connection with the Separation and return of capital and the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority ("Admissions") and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Separation and the return of capital or the Admissions.

This announcement, for which the directors of Six Continents PLC are responsible, has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

Source: Total Shareholder Return data has been sourced from Factset as at the market close on 12 February 2003, the day prior to Six Continents’ AGM.